PERISCOPE SPORTSWEAR, INC.
                                    1407 BROADWAY
                               NEW YORK, NEW YORK 10018




                                             December 11, 1998



          VIA EDGAR AND
          FEDERAL EXPRESS

          Jeffrey Epstein, Esq.
          Securities and Exchange Commission
          Division of Corporation Finance
          450 Fifth Street N.W.
          Mail Stop 3-6
          Washington, DC 20549

               Re:  Periscope Sportswear, Inc.
                    Registration Statement on Form S-1
                    File No. 333-56401
                    ------------------------------------


          Gentlemen:

                    Periscope Sportswear, Inc. ("Periscope") hereby requests that its above referenced Registration Statement be withdrawn immediately from the securities registration process under the Securities Act of 1933, as amended. Periscope is withdrawing its Registration Statement because a public offering of its securities is not feasible at this time due to the current conditions of the securities markets. No offers or sales of Periscope's securities were made in reliance on the Registration Statement.

                    Please do not hesitate to call me with any questions you may have at (212) 382-3660.


                                       Very truly yours,

                                       /s/ Glenn Sands
                                       Glenn Sands,
                                       President and Chief Executive Officer